Advanced Pipe Fitting Technologies, Inc
Ste 810, NO: 98 Dong San Huan South Road Chaoyang District Beijing, P.R. China Tel: (8610) 5861-1818

February 23, 2010
United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Era Anagnosti
100 F Street, N.E.
Washington, DC 20549

Re: Advanced Pipe Fitting Technologies, Inc.
Registration statement on Form S-1A
File No: 333-164396

Enclosed is our response to your comments of February 4th 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-232-1950 or fax any response to 775-201-8331.

Sincerely;

/s/ Yanzhang Li
Yanzhang Li
President

General

1.	Please include on the cover page of the registration statement the address, including zip code, and telephone number, including area code, of your principal executive offices.

Answer: revised

Summary of Prospectus, page 4

Where You Can Find Us, Page 4

2.
Please disclose here that you intend to conduct all of your business in China and that you principal executive offices are located there. To the extent that the company’s business will be conducted through a Chinese subsidiary, please disclose.

Answer:  revised

3.
We note that your prospectus disclosures do not address limitations imposed by Chinese laws and regulations on foreign investments and ownership in Chinese businesses. In an appropriate section of the filing, please disclose the Chinese legal framework pursuant to which you, as a Nevada corporation, will be able to conduct business operations in China, and, to the extent necessary, include appropriate risk factor disclosure.

Answer:

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse change in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

According to our business plan, we conduct substantially all of our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China.

The PRC economy differs from the economies of most western countries in many respects; although they are currently under rapid growth, their market-oriented sectors of the economy are still in early stage of development. The PRC government exercise higher level of involvement over economic activities, control over foreign exchange and allocation of resources. These respects could have a negative effect on our business.

In addition, any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth, which in turn could lead to a reduction in demand for our products and services, and consequently have a material adverse effect on our business and prospects.

Our business is largely subject to the uncertain legal environment in China and our legal protection could be limited.

Unlike the common law system in the United States, the PRC’s legal system is a civil law system based on written statutes; decided legal cases have little value as precedents.

The PRC is lacking of a well developed, consolidated body of laws governing foreign investment enterprises. The current laws, regulations and legal requirements are relatively recent, evolving rapidly, and are likely to be subject to broad interpretations. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives and may negatively affect our ability to compete, and our revenues could be reduced.

Governmental control of currency conversion may affect our ability to pay dividends and affect the value of your investment.

The PRC government controls the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. According to our business plan, we will conduct substantially all of our business through our operating subsidiary in China. We will receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC state Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation of the RMB could affect our financial condition and results of operations.

The value of the RMB against other currencies including the US dollar is affected by, amount other things, changes in political and economic conditions. The PRC government changed its policy of pegging the value of the RMB to the US dollar on July 21, 2005. This change in policy permitted the RMB to fluctuate within a narrow and managed band against a basket of certain foreign currencies, which has resulted in a 20% appreciation of the RMB against the US dollar.

Since July 2008, the RMB has traded stably within a narrow range against the US dollar; however, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies.

According to our business plan, our revenues and costs will mostly denominate in the RMB, and a significant portion of our assets will also be denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the US dollar may materially affect our cash flows, revenues, earnings, financial positions and the amount of dividends we may pay to our shareholders.

Regulations relating to the establishment of an offshore special purpose vehicle (SPV) by PRC resident, if applied to us, may subject our PRC resident stockholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our planned PRC subsidiary’s ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, SAFE issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents inside China. The notice requires PRC residents to register with the appropriate local SAFE branch before using assets or equity interests in their PRC entities to capitalize offer shore special purpose vehicles, or to raise capital overseas. A SAFE registration must be amended by a PRC resident if the SPV undergoes a significant event, such as a change in share capital, share transfer, merger, acquisition, spin-off transaction or use of assets in China to guarantee offshore obligations. Moreover, if the SPV was established and owned the onshore assets, or equity interests before the implementation of the SAFE notice, a retroactive SAFE registration is required to have been completed before March 31, 2006. We have urged all of our PRC resident shareholders to file their SAFE registration with their local SAFE branch. However, because of uncertainties over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot provide any assurances that they have made their registration or necessary amendments that fully complied with the SAFE notice.  Such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE Notice. Which in turn, we cannot predict how it will affect our planned business operations or future strategies in China.

We have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with the SAFE notice, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We may not be able to efficiently grow our business through merger and acquisition.

On August 8, 2006, six PRC governmental and regulatory agencies, including the PRC Ministry of Commerce or MOFCOM, and China Securities Regulatory Commission or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or Circular 10, which became effective on September 8, 2006. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more over the combination of two businesses. Accordingly, due to this new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive. We may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

4.
Please clarify here or in an appropriate section of the filing the purpose of the “product examining and detecting center” and the type of lab qualification you intend to receive and how such qualification will further you business plan, by explaining the types of research projects you seek to develop with universities and field professionals. Also, please provide examples of the type of national standards you refer to at the end of the last paragraph.

Answer:

We need a premium brand image to set our selling price above marginal cost, which in turn, we hope to enjoy higher profit margin. We are seeking to develop new, and replace the current national standards for pipe fitting product examining and detecting procedures and methods, Standardization Administration of the People’s Republic of China, or SAC is the government agency responsible for setup national standards. According to their rules and regulations, any individual or organization have the right to develop and submit new national standard.

We intend to receive national lab qualification for our Product examining and detecting center. China National Accreditation Service for Conformity Assessment, or CNAS, is the national accreditation body of China unitarily responsible for the accreditation of certification bodies, laboratories and inspection bodies, which is established under the approval of the Certification and Accreditation Administration of the People’s Republic of China, or CNCA. And it’s authorized by CNCA in accordance with the Regulations of the People’s Republic of China on Certification and Accreditation.

We intend to apply national lab qualification through CNAS’s laboratory accreditation process in the field of testing and calibration. Once we will be granted the qualification, we will immediately receive the following benefits.
●	Reliable indicator of technical competence to conduct testing and calibration service against relevant accreditation criteria
●	Increasing market competition capability, gain trust from government departments and social circles.
●	Recognition of accreditation bodies who have signed mutual recognition arrangements, or MRAs.
●	Chances to participate in multilateral or mutual cooperative exchanges between conformity assessment bodies internationally
●	Permission of using CNAS national accreditation symbols and ILAC combined MRA marks in accredited scope
●	Rank in directory of accredited bodies to be known more

Here is an example of what the national standard on pipe fittings examining and detecting will be like. (This is a current standard)
●	DL/T 718-2000: The ultrasonic inspection method for casting tee joint and elbow in power plant. (for more information, please follow this URL: http://www.csres.com/detail/81835.html)

Risk Factors, page 6

5.	Please note that the risk factor disclosure should focus on the most significant, currently material risks that are unique to you and your business. For example:

o	In the risk factor "The Company is Subject to the Risks Inherent in the Creation of a New Business" on page 6, it is unclear how the risks described are unique to you and your business;

o	In the risk factor "We Do Not Have Any Signed Agreements..." on page 7 it is not readily apparent how the lack of written agreements negatively impacts your business;

o	You must elaborate on the world events and other factors which may cause your revenue to fluctuate (see "Our Revenue is Subject to Volatility..." risk factor on page 8); and

o
The risk factor "We May Not Be Able to Raise Additional Capital..." on page 8 is duplicative with the risk factor "APFT May Not Be Able to Attain Profitability..." on page 10 (we make a similar observation with respect to the first risk factor on page 9 and the second risk factor on page 10).

Please revise your risk factor disclosure accordingly- See Item 503(c) of Regulation S-K.

Answer:  revised as discussed

Economic downturns or reductions in government funding of infrastructure projects could significantly reduce our revenues.

Our business is highly dependent on the amount of infrastructure work funded by the PRC government, which in turn, depends on the overall condition of the economy and both central and local government spending levels. Decreases in government funding for infrastructure projects could decrease demand on pipe fitting products and limit our ability to obtain new contracts, which could reduce our revenues and profits.

Current and future conditions in world’s financial and credit markets could materially and adversely affect our business and results of operations.

We depend on the financial market and investor’s confidence to provide capital for our operation. The current global recession may have a material adverse effect on our business in a number of ways, including demand for our products and services, availability of capital financing, cost of capital, volatility in commodity prices and fluctuation in exchange rates.

Description of our Business, page 13

6.
Please describe in detail what your "suppliers unique supply chain setup" is by disclosing, among other things, who your suppliers are, what makes your supply chain unique and provide the basis for your statement that you hope to enjoy competitive advantage via your "well managed relationship with these cost leaders."

Answer:

We intend to source our selling goods directly from Yan Shan County, Cang Zhou region in the PRC. There are over 3000 pipeline equipment producers operating in the Cang Zhou region, another 650 pipe fittings producers are in Yan Shan County. We believe that, since these large number of producers both big and small, are producing similar products, and saturated in one small geographic area, if we source from them, we will be able to enjoy a competitive advantage over bargaining power and product availability, once we achieved the objectives in our business plan, which are to develop an integrated brand, launch a B2B website, and build a product examining and detecting center with national lab qualification.

Other reasons that we choose to source our selling goods from these groups of producers including:
●
These producers are price leaders in producing pipe fittings since their supply chains are uniquely setup, they work with each other through both economic and social ties, which in turn, they can enjoy lower marketing and transaction costs. (for example: an elbow pipe fitting is made from bending a seamless steel tube and the elbow producer can find the tube producer through social ties) They are geographically close to each other; therefore, they can enjoy lower transportation cost. (For example, some of the high end pipe fittings, those are used in nuclear power plants and are oversized for long distant land transport)

●	Our founder and CEO, Mr. Li has been working in the Yan Shan pipe fitting industry for 20 years, he has close and well managed relationships with some of these producers.

Industry Background, page 13

7.
We note that in the first paragraph on page 14 you cite as basis of your industry data the "2008-2012 Chinese Pipe Fitting Industry market survey and investment forecast report." We also note that the website address set forth in your disclosure contains information only in the Chinese language. Please advise investors where they may access an English translation of such report.

Answer: revised

We cannot find an English version of this report, investors may find these numbers through multiple sources for example, news articles, but it will be very time consuming. We suggest use a trusted translation service for example, Google translate (which is free), to translation the whole Chinese web page into English. Here is the URL of the translated page from Google http://translate.google.ca/translate?hl=en&sl=zh-CN&u=http://www.51report.com/research/detail/167920265.html&ei=4-aBS7nXPJC0sgOl_en5Aw&sa=X&oi=translate&ct=result&resnum=5&ved=0CBsQ7gEwBA&prev=/search%3Fq%3D2008-2012%25E7%25AE%25A1%25E4%25BB%25B6%25E5%25B8%2582%25E5%259C%25BA%25E6%258A%25A5%25E5%2591%258A%26hl%3Den%26client%3Dfirefox-a%26hs%3DYGO%26rls%3Dorg.mozilla:en-US:official it’s not as smooth as a human translation but the whole page, especially the statistics parts are very understandable for English readers.

Principal Services and their Markets, page 14

General

8.
Please note that pursuant to Item 101(a)(2) of Regulation S- K, your disclosure should identify any significant steps or milestones and any significant expenditures that will be completed for the remainder of your fiscal year. Further, please discuss when in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business by, among other things, listing the categories of expenditures and identifying the potential sources of cash. Please revise your disclosure to provide detailed qualitative and quantitative disclosure of your business plan and deliverables, to identify, among other things:

o Where you are in the process of completing the "integrated brand development" as well as the product examining and detecting center and the resources required to complete these two initiates; and

o Other specific projects or deliverables to help investors understand how close you are to generating revenues.

Answer:

As a development-stage company, we are in the process of allocating resources to carry out our business plan. We hope to be able to generate positive cash flow in the next 12-18 months.

We will have to raise at least $3,000,000 US dollar in the next 6-8 months to cover our operating expenses and capital expenditures, including:

●	Within the next 3 month, we will setup a Wholly Foreign Owned Enterprise (WFOE) or a joint venture in China as our operating subsidiary.
●
Once we obtain certificates and approvals for our WFOE or the joint venture from local governmental agencies, we will begin to hire a sales team. We plan to use two top rated Chinese human resources websites (51job.com and chinahr.com) to run our hiring Ad. For the best result, it may take up to 2 month, for us to collect a sufficient amount of resumes, and to have enough exposure on our Ad.

●	after 4 weeks of training for our sales team about our product matrix and how to use our B2B website as a selling platform, we will launch our B2B website.
●
We will need to raise at least $2..5 million US to lease the facility and acquire equipment for our product examining and detecting center, then another 4-6 months to build the lab including installing and adjusting the equipment and hiring and training personnel.

●
Immediately after the completion of the product examining and detecting center, we will apply for national lab qualification through CNAS’s laboratory accreditation process in the field of testing and calibration.

●
We plan to run a branding and product marketing campaign to further enhance our integrated brand as a one stop pipe fitting product super store for business clients. After we receive national lab qualification for our product examining and detecting center.

Schedules for product examining and detecting center with national lab qualification and the branding and product marketing campaign are highly depended on our ability to raise more capital for operation and capital expenditures. If we fail to raise more capital, we will rely on loans from our Officers/directors to cover our expenses and it may delay schedules for the product examining and detecting center and the marketing campaign.

9.
With respect to your group of suppliers, please expand your disclosure to identify the geographical concentration of your suppliers and the ongoing or anticipated projects for which you intend to serve as "one stop pipe fitting product super store for business clients." Please tie your disclosure here with the "Sources of and Availability of Services" discussion on page 16 and expand the disclosure about the 'Van Shan area to describe in detail the referenced economic mosaic.

Answer:

Our goal is to become a one stop pipe fitting product super store for business clients. In order to accomplish this goal, we first need to build a premium brand with the following brand characteristics:
●	technically advanced
●	superior in product quality
●	wide variety of pipe fitting products under one brand name

Currently, there are 3000 pipeline equipment producers in Cang Zhou area and 650 pipe fitting producers are operating in Yan Shan county (Yan Shan is geographically located within Cang Zhou area). This phenomenon, which a large number of producers of a similar product operating in one small geographic area has a name in China, called “Economic mosaic”, each individual “mosaic” offers a competitive advantage in one product group and combined together to become the whole painting, or the competitive advantage of “made in China” .

It’s very important for us to source from an economic mosaic that can enjoy lower cost and price advantages. An economic mosaic has both advantages and disadvantages, the most important advantage is to significantly reduce cost, which in turn will allow the producer to set market price at where the competitors cannot produce a profit. Since most of pipe fitting products (except for those high-end, technologically advanced pipe fittings, which are custom made) are traded similar to commodity goods, pipe fitting producers can only set their price equal to their marginal cost in the long run. Therefore, if one group of producers can enjoy lower marginal cost and set their price equal to marginal cost, other producers who have higher cost will not be able to make a profit in the long run. (We assume they compete with the same quality of product)

However, at the same time the most important disadvantage of an economic mosaic is that, it paralysis the marketing function of the individual producers within the mosaic, since they had been selling their products without making significant marketing efforts. After building their production capacities over a long time, eventually they will need to seek ways to sell more products outside their current market scope, and they need marketing service providers to help them reach out.

Once we can achieve the objectives in our business plan, to develop an integrated brand, to build a product examining and detecting center with national lab qualification, and to launch a B2B website we can provide a much easier and cost effective way that allows pipe fitting producers to sell their products through our channel and under our brand, which in turn, enables us to serve as a one stop pipe fitting product super store for business clients.

Distribution Methods. gage 15

10.
Please describe the payment terms for product orders placed through your B2B website, and, considering that you will not carry inventory or provide guarantees for those products, please describe the anticipated material terms of the business arrangement between you and the suppliers. Specifically explain how you will derive your revenues.

Answer:

Our profit will come from our ability to set prices higher than our producer’s marginal cost. We will set 5-12% profit margins on product based orders; these are typically low-end pipe fittings traded similar to commodity goods, we have to compete on price.

We hope our integrated brand and detecting center with national lab qualification and B2B web site create marketing synergy enabling us to enjoy a 15-25% profit margin on project based product orders, which are typically high-end or custom built pipe fittings.

Our B2B website will act as a sales platform; it can match orders and availabilities through an online product database. This database keeps tracking our supplier’s inventories on specification, price and availability. For product based sales, when clients order from us, they will make payment directly to us, we will then order from our supplier’s inventory and have them ship the ordered items directly to client’s warehouse and bill us immediately.  We will pay our suppliers on a monthly basis.

For Project based sales, our sales department will use the specification, price and availability information from our database to bid on the project. We then will negotiate terms and prices directly with the client. After the contract is secured, we order the pipe fittings from our suppliers, have them ship directly to client’s warehouse and bill us immediately.

There are no special arrangement between us and our suppliers, if our suppliers choose to market their own products and brand individually they will need to allocate more resources in marketing and most likely receive poorer results. If our business strategy is successful it will create marketing synergy, it will be much easier for them to buy or sell their products through our channel and under our brand.

Government Regulations, page 1 b

11.	Please revise your disclosure to indicate where you are in the process of acquiring the certificates of approval and whether you anticipate any difficulties in securing them.

Answer:

As a development-stage company, we are now in the process of allocating resources and screening potential business partners for a joint venture. We have not yet had any materialized result, contract or arrangement.

In order to carry out our business plan objectives, we plan to establish a Wholly Foreign Owned Enterprise (WFOE), or a joint venture with a Chinese partner in the next 3 month as our China based operating subsidiary.

There are standard procedures to follow in acquiring certificates and approvals needed to establish a WFOE or joint venture; we are not anticipating any difficulties at this time.

Selling Shareholders, page 7

12.
Please disclose when the private placement(s) of your securities to the selling shareholders took place, as well as what the total amount of proceeds received by the company from the sale of the securities to the selling shareholders was.

Answer:  disclosed

13.
In the Selling Shareholders table, you have identified Mr. Xing as the CFO; however, on page 38, you have listed Mr. Liu as the company's CFO (we note that Mr. Liu has also signed the registration statement as the company's CFO). Please revise your disclosure to make them consistent.

Answer:  revised

14.	The last sentence in the third paragraph of your disclosure is ambiguous. Please explain your statement that your affiliates are "offering their shares under Rule 144 and the 1% Rule."

Answer:  revised

15.	Please revise your disclosure at the beginning of page 19 to indicate that four of your selling shareholders are affiliates of the company, including the CEO and CPO.

Answer:  revised

Sales by Selling Shareholders, page l9

16.
Please clarify at the beginning of page 20 that the sale price to the public is fixed at $0.25 per share until a market for your shares is developed. In addition, please remove disclosure in the last paragraph where you state that the fixed offering price "may be changed."

Answer:  revised

Interests of Named Experts and Counsel, page 21

17.	Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Answer:  revised

Description of Property, page 21

18.	In accordance with Item 102 of Regulation S-K, please disclose the location and general character of the principal offices.

Answer:  revised

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview/Business of Issuer/Plan of Operation, page 33

19.
Please revise your disclosure to remove any implication that you currently sell or distribute any of your pipefitting products. In addition, please tell us how you are deriving the exact percentages of domestic and international sales.

Answer:  revised.  Deleted reference to % of sales

Liquidity, page 34

20.
Please expand your disclosure to identify the shareholders upon whom you are relying for loans. Discuss whether any of the shareholders are committed to loaning you money and, if so, describe the terms of the commitments.

Answer: We have cash assets at October 31 2009 of $55,063 We have secured no sources of loans. We had no cash flow or revenues during the year ended October 31, 2009.  We plan to raise more capital through equity financing to fund our operation and to carry out our business objectives. However, if we fail to raise the capital we need through equity financing, we will have to rely on loans from our founder and CEO, Mr. Li to cover our operating expenses.

21.
Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We note your risk factor on this issue.

Answer:  revised

Going Concern, page 36

22.
Disclosure following the first paragraph does not appear to be relevant or responsive to any items of Form S-I. Please revise your disclosure accordingly. We make a similar observation about disclosure found on page 39.

Answer:  revised

Officers and Key Personnel of the Company, page 38

23.	In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Li's business experience "as an expert and insider of Pipe Fitting Industry" during the 2008 to present period.

Answer:   the terms “expert and “insider” have been deleted

Certain Relationships and Related Transactions, page 40

24.
Please disclose the capacity pursuant to which Messrs. Xing and Xie and Ms. Smith performed services to the company in exchange for shares of the company's common stock. Also, consider whether you should revise your disclosure at the beginning of page 19 regarding the existence of any material relationships between you and Ms. Smith (we note that Ms. Smith is a selling shareholder).

Answer:

The Company issued 3,266,000 shares @ $.001 to Yanzhang Li, CEO for services rendered valued at $3,266.00 on September 4th 2009

The Company issued 3,266,000 shares @ $.001 to Xiusheng Xing for services rendered valued at $3,266.00 on September 4th 2009 for his assistance in refining the company’s business model, objectives and profit model, development of business plan from April 30th, 2009 to September 4th, 2009.

The Company issued 1,634,000 shares @ 0.001 to Qiong Xie for his assistance in refining the company’s business model, objectives and profit model, development of business plan from April 30th, 2009 to September 4th, 2009.

The Company issued 1,634,000 shares @ $.001 to Guoxing Liu, CFO/Director for services rendered valued at $1,634.00 on September 4th 2009

The Company issued 25,000shares to Ramona Smith for preparation of financial statements and setting up the company’s books in QuickBooks on September 4th 2009.  Ms Smith is not an employee of the company.

Recent Sales of Unregistered Securities, page 43

25.	Please revise your disclosure to include all of the information required by Item 701 of Regulation S-K. We also note the Form D that you filed with the Commission on December l0, 2009.

Answer: revised

On November 4th 2009 the Company initiated and filed a Reg D 504 @ $.25 per share

These shares were purchased through a private placement and were exempt from Registration under Rule 504.  A Form D has been filed with the SEC.

We had private placements on July 30th, 2009, August 1st, 2009, and August 7th, 2009. A total of 175,000 shares of our common stock has been sold to 35 investors at a price of $ 0.25 per share, we received a total amount of USD$ 43,750.00 from these private placements.

On September 4th, 2009, we issued a total of 9,825,000 shares of our common stock to four affiliates and Ramona Smith, at a price of USD $ 0.001 per share, for the services they rendered for us. We received total proceeds of USD $9, 825.00.

Undertakings, page 44

26.	Please remove paragraphs (b) and (c) in the middle and at the end of page 45, respectively, as redundant with paragraph (b) at the end of page 44 and paragraph (c) at the beginning of page 45.

Answer:  revised

Signatures

27.	Please have the registration statement signed by the principal executive officer and principal accounting officer or controller.

Answer:  revised